Exhibit 23.5

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Warner Bros. Discovery, Inc. for the registration of debt securities, preferred stock, depositary shares, common stock, purchase contracts, units, and warrants and to the incorporation by reference therein of our report dated March 4, 2022, with respect to the combined financial statements of the WarnerMedia Business as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 appearing in its Current Report on Form 8-K/A dated April 15, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

April 22, 2022